                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                        RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 1)

                             HILITE INDUSTRIES, INC.
                                (NAME OF ISSUER)

       HILITE INDUSTRIES, INC.                           SAMUEL M. BERRY
        HILITE HOLDINGS, LLC                              CHRIS A. CURTO
        HILITE MERGECO, INC.                             ARTHUR D. JOHNSON
    JAMES E. LINEBERGER, JR. TRUST                        RONALD E. REINKE
     GEOFFREY S. LINEBERGER TRUST                         DONALD M. MAHER
    CHRISTOPHER LINEBERGER TRUST                           WILLIE VERCHER
THE BRADY FAMILY LIMITED PARTNERSHIP              DR. KRISHNAMURTHY SUNDARARAJAN

                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   431353 10 1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Samuel M. Berry
                      President and Chief Operating Officer
                             Hilite Industries, Inc.
                                1671 S. Broadway
                             Carrollton, Texas 75006
                                 (972) 242-2116

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 With Copies to:

       Edward R. Mandell, Esq.                      Christopher M. Kelly, Esq.
       Jordan A. Horvath, Esq.                        Patrick J. Leddy, Esq.
   Parker Chapin Flattau & Klimpl, LLP               Jones, Day, Reavis & Pogue
       1211 Avenue of the Americas                     901 Lakeside Avenue
       New York, New York 10036                       Cleveland, Ohio 44114
            (212) 704-6000                               (216) 586-3939

This statement is filed in connection with (check the appropriate box):

a.    [ ]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    [ ]  The filing of a registration statement under the
           Securities Act of 1933.

c.    [X]  A tender offer.

d.    [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                      CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
  TRANSACTION VALUATION*                AMOUNT OF FILING FEE
     $71,537,850                                $14,308
--------------------------------------------------------------------------------

*For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,000 shares (sum of (i) 4,900,000 outstanding shares of common stock of Hilite Industries, Inc. and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.

The total fee is $14,308 paid by wire transfer on April 30, 1999 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,308

Form or Registration No.: Schedule 13E-4

Filing Party: Hilite Industries, Inc.

Date Filed: May 3, 1999
--------------------------------------------------------------------------------

                                  INTRODUCTION

         This Amendment No. 1 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Hilite Industries, Inc., a Delaware corporation (the "Company"), Hilite Holdings, LLC, a Delaware limited liability company, Hilite Mergeco, Inc., a Delaware corporation, the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (d)(1) and (d)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on May 3, 1999.

         Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(a)-(g) is being amended and supplemented by the following:

         The following paragraph is hereby added after the second paragraph on page 43 under "THE TENDER OFFER -- 15. Certain Information Concerning Buyer and Merger Subsidiary" contained in the Offer to Purchase:

                  "Buyer was formed pursuant to an investment program among Carreras, Kestner & Co., L.L.C., Carreras, Kestner Investors, L.L.C., Citicorp Venture Capital Corporation, Key Equity Capital Corporation/Key Equity Partners 99 and Kelso & Company, L.P. Each investor is a member of Buyer. Carreras, Kestner & Co., L.L.C., as the manager of the investment program, was responsible for finding, structuring, negotiating and causing Buyer to enter into the Merger Agreement after receiving approval of the Transactions from an investment board comprised of designees of the investors. The role of the members of Buyer other than Carreras, Kestner & Co., L.L.C. in connection with the Transactions has been, and will continue to be, limited to funding their respective capital commitments with respect to the equity portion of the financing."

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         Item 3(a)-(b) is hereby amended and restated by replacing the word "proposals" with the word "presentations" in each place that is appears in the first paragraph on page 4 under "SPECIAL FACTORS -- Background of the Transaction" contained in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4(a) is hereby amended and supplemented by the following:

         The following two paragraphs are hereby added as the final two paragraphs under "SPECIAL FACTORS -- Purposes and Reasons of the Company for the Transactions" contained in the Offer to Purchase:

                  "The structure of the Transactions was the result of extensive negotiations between Buyer and the Company. In connection with such negotiations, Buyer indicated its desire to structure the Transactions to qualify for recapitalization accounting. In order to induce Buyer to proceed with the Transactions and to provide the Company's stockholders with the benefits of Buyer's offer for the Company, the Company ultimately agreed to proceed based on Buyer's proposed structure.

                  The Board of Directors decided to pursue the Transactions at this time because of (i) the anticipated impact of certain trends affecting the Company and its business, including automotive supplier consolidation and the increasing importance of size and global presence for continuous growth, (ii) the perceived undervaluation of the Shares in the market, and (iii) the lack of liquidity for the Shares and the determination that a private sale of the Company would likely provide substantially greater value to the Company's stockholders than could be obtained through the public market."

         Item 4(a)-(b) is hereby amended and restated to incorporate by reference the amendment to Item 3(a)-(b) set forth above.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         Item 5(a)-(g) is hereby amended and supplemented to incorporate by reference the amendments to Item 3(a)-(b) and Item 4(a) set forth above.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         Item 7(a) and (c) are hereby amended and restated to incorporate by reference the amendments to Item 3(a)-(b)set forth above, and amended and supplemented to incorporate by reference the amendments to Item 4(a) set forth above.

         Item 7(b) is hereby amended and supplemented by the following:

         The following two paragraphs are hereby added after the first full paragraph on page 8 of the Offer to Purchase under "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions":

                  "The Board and the Disinterested Directors determined that it was not necessary to appoint a committee of independent directors or an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement. In making such determination, the Board and the Disinterested Directors carefully considered the fact that proposals to acquire the Company were solicited on behalf of the Company prior to any consideration of whether any stockholders would retain an equity interest in the Surviving Corporation, and noted that the Disinterested Directors are not employed by the Company and will have no financial interest in the Company following consummation of the Merger. The Disinterested Directors were given an opportunity to separately meet with Bowles Hollowell and legal counsel and evaluate the fairness of the Transactions to unaffiliated stockholders. Thereafter, all of the Directors, including the Disinterested Directors, voted to approve the Transactions.

                  In connection with its deliberations, the Board did not consider, and did not request that Bowles Hollowell evaluate the Company's liquidation value. The Board did not view the Company's liquidation value to be a relevant measure of valuation, given that the Offer Price significantly exceeded the book value per Share of the Company, and it was the Board's view that the Company is more valuable as a going concern than its net book value per Share. However, there can be no assurance that the liquidation value would not produce a higher valuation of the Company than its value as a going concern."

         In addition, clause (i) in the subsection entitled Recommendation of Disinterested Directors and the Board under "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                  "(i) determined that the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, whether affiliated or unaffiliated,"

         Item 7(a), (c) and (d) are hereby amended and supplemented by the following:

         The following paragraph is hereby added as the final paragraph under "SPECIAL FACTORS - Plans for the Company after the Transactions; Certain Effects of the Transactions" contained in the Offer to Purchase:

                  "Additionally, the stockholders (other than the Continuing Stockholders with respect to the retained Shares) will receive a premium for their Shares above the all-time high trading price of the stock, based upon historical share price data."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         Item 8(a)-(e) is hereby amended and supplemented by the following:

         The last sentence of the subsection entitled Analysis of Selected Public Company Trading and Financial Information under "SPECIAL FACTORS -- Opinion of Bowles Hollowell" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                  "This analysis indicated multiples for the Selected Companies of latest 12 months and estimated calendar 1999 EPS of 8.3x to 17.6x (with a median of 13.5x) and 7.2x to 11.5x (with a median of 8.9x), respectively, and latest 12 months revenues, EBIT and EBITDA of 0.6x to 1.7x (with a median of 0.9x), 8.2x to 12.2x (with a median of 10.0x) and 4.7x to 8.6x (with a median of 6.3x), respectively. Implied multiples for the Company based on the Offer Price of latest 12 months and estimated calendar 1999 EPS of 13.8x (based on latest 12 months EPS), 13.4x (based on calendar 1999 EPS estimates as reported by First Call), respectively, and latest 12 months revenues, EBIT and EBITDA of 1.0x, 9.7x and 6.8x, respectively, compare favorably with the preceding multiples for the Selected Companies. Although the implied multiple of EBIT is slightly below the median EBIT multiple of the Selected Companies, the implied multiple is well within the range of multiples for the Selected Companies. Furthermore, Bowles Hollowell believes that implied multiples of the Company based on the Offer Price compare favorably with the multiples of the Selected Companies given the relatively small size of the Company (market capitalization of $53.1 million) compared to the Selected Companies (market capitalization ranging from $55.2 million to $7.8 billion, with a median of $651.1 million). Bowles Hollowell believes its analysis of the Selected Companies supports its conclusion as to the fairness of the Offer Price from a financial point of view."

         The last three sentences of the subsection entitled Analysis of Selected Merger and Acquisition Transactions under "SPECIAL FACTORS -- Opinion of Bowles Hollowell" contained in the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

                  "Implied multiples for the Company based on the Offer Price of latest 12 months EPS revenues, EBIT, and EBITDA of 13.8x, 1.0x, 9.7x, and 6.8x, respectively, compare favorably with the preceding multiples for the Selected Merger and Acquisition Transactions. Bowles Hollowell also compared the premiums paid in the Selected Merger and Acquisition Transactions with the premium payable in the Transactions. The premiums paid in the Selected Merger and Acquisition Transactions, based on the target company's closing stock price 30 days prior to public announcement of such transaction, were 5.3% to 78.1% (with a median of 40.5%). The premium payable in the Offer and the Merger, based on the closing stock price of the Shares 30 days prior to the Board meeting held on April 22, 1999 to evaluate the proposed Transactions, was 39.0%. Although the implied multiples of latest 12 months EPS and EBIT and the premium payable are slightly below the median comparable multiples of premium paid of the Selected Merger and Acquisition Transactions, the implied multiples and premium payable are well within the range of multiples and premiums paid of the Selected Merger and Acquisition Transactions. Furthermore, Bowles Hollowell believes the implied multiples and premium payable compare favorably to the Selected Merger and Acquisition Transactions multiples and premiums paid given the Company's small size (enterprise value of $69.1 million) compared to the Selected Merger and Acquisition Transactions (enterprise value ranging from $17.5 million to $6.6 billion, with a median of $110.0 million). Bowles Hollowell believes its analysis of Selected Merger and Acquisition Transactions supports its conclusion as to the fairness of the Offer Price from a financial point of view."

         In addition, Item 8(a)-(e) is hereby amended and supplemented to incorporate by reference the amendments to Item 7(b) set forth above, and Item 8(a)-(f) is hereby amended and restated to incorporate by reference the amendments to Item 3(a)-(b) set forth above.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         Item 9(a)-(c) is hereby amended and restated to incorporate by reference the amendments to Item 3(a)-(b) set forth above and amended and supplemented to incorporate by reference the amendments to Items 7(b) and 8(a)-(e) set forth above.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         Item 12(a)-(b) is hereby amended and restated to incorporate by reference the amendments to Item 3(a)-(b) set forth above and amended and supplemented to incorporate by reference the amendments to Item 7(b) set forth above.

ITEM 14.  FINANCIAL INFORMATION.

         Item 14(a) is hereby amended and supplemented by the following:

        The first sentence under "THE TENDER OFFER -- Section 9. Summary Historical Financial Information" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

                  "The following table sets forth selected consolidated financial data with respect to the Company for each of the five years as of and for the years ended June 30, 1998 and should be read in conjunction with the audited financial statements (including the related notes thereto) included as Schedule IV to the Offer to Purchase."

         Furthermore, the following information regarding book value per Share is hereby added after the last sentence under "THE TENDER OFFER -- Section 9. Summary Historical Financial Information" contained in the Offer to Purchase:

         "Shareholders' equity per share was $6.14 at March 31, 1999, compared to $5.34 per share at June 30, 1998."

         Item 14(b) is hereby amended and supplemented by the following:

         The following sentence is hereby deleted from the first paragraph under "SPECIAL FACTORS - Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase:

         "Neither the Company nor any other party assumes any responsibility for the accuracy or validity of the Projections."

         In addition, certain projections set forth under "SPECIAL FACTORS - Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase have been revised. Specifically, the following paragraph is hereby added to the end of "SPECIAL FACTORS - Cautionary Statements Concerning Forward-Looking Statements and Company Financial Projections" contained in the Offer to Purchase:

                  "The above described projections were calculated based on the following assumptions:

                  (i) The Company's sales department estimated monthly quantity estimates for fiscal year 1999 and quarterly quantity for fiscal years 2000 and 2001. The part number sales estimates were based upon an annual build rate of 15 million unit U.S. automotive production. Based on that information, the existing standard cost in the Company's system was applied to the related part numbers to calculate the standard gross margin. For new programs that did not have a standard cost in the Company's system, an estimated cost was determined based upon bid estimates.

                  (ii) Material, labor and overhead variances were estimated on a divisional basis based upon past experience and other known factors. Gross margin was then computed based upon these results. The gross margin percentages were reviewed for consistency and reasonableness.

                  (iii) Detailed selling, general and administrative expenses were estimated based upon historical experience and other known factors.

                  (iv) Interest was calculated on estimated loan balances using scheduled interest rates with no fluctuations expected in rates in the future.

                  (v) Taxes were applied on a straight 37.5% of the Company's profit with respect to the Company's Dallas, Texas operations and 38% at the Company's subsidiary, North American Spring & Stamping, Inc., consistent with past practices."

SCHEDULE V TO THE OFFER TO PURCHASE.

The following footnote is hereby added after the Consolidated Statements of Cash Flows as a footnote to Schedule V of the Offer to Purchase:

         "1. The interim consolidated financial statements of the Company at March 31, 1999 and for the three and nine-month period ended March 31, 1999, are unaudited, but include all adjustments (consisting of normal recurring adjustments) which the Company considers necessary for a fair presentation. The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes, and are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1999."

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 1999

                                  HILITE INDUSTRIES, INC.
                                  /s/  SAMUEL M. BERRY
                                  ----------------------------------------------
                                  By: Samuel M. Berry
                                      President and Chief Operating Officer

                                  HILITE HOLDINGS, LLC
                                  /s/  JOSEPH W. CARRERAS
                                  ----------------------------------------------
                                  By: Joseph W. Carreras
                                      President

                                  HILITE MERGECO, INC.
                                  /s/  JOSEPH W. CARRERAS
                                  ----------------------------------------------
                                  By: Joseph W. Carreras
                                      President

                                  JAMES E. LINEBERGER, JR., TRUST
                                  /s/  JAMES E. LINEBERGER, JR.
                                  ----------------------------------------------
                                  By: James E. Lineberger, Jr.
                                      Trustee

                                  GEOFFRY S. LINEBERGER TRUST
                                  ----------------------------------------------
                                  /s/  JAMES E. LINEBERGER, JR.
                                  By: James E. Lineberger, Jr.
                                      Trustee

                                  CHRISTOPHER LINEBERGER TRUST
                                  /s/  JAMES E. LINEBERGER, JR.
                                  ----------------------------------------------
                                  By: James E. Lineberger, Jr.
                                      Trustee

                                  THE BRADY FAMILY LIMITED
                                  PARTNERSHIP

                                  /s/  DANIEL W. BRADY
                                  ----------------------------------------------
                                  By: Daniel W. Brady
                                      General Partner

                                  /s/  SAMUEL M. BERRY
                                  ----------------------------------------------
                                  Samuel M. Berry

                                  /s/  CHRIS A. CURTO
                                  ----------------------------------------------
                                  Chris A. Curto

                                  /s/  ARTHUR D. JOHNSON
                                  ----------------------------------------------
                                  Arthur D. Johnson

                                  /s/  RONALD E. REINKE
                                  ----------------------------------------------
                                  Ronald E. Reinke

                                  /s/  DONALD M. MAHER
                                  ----------------------------------------------
                                  Donald M. Maher

                                  /s/  WILLIE VERCHER
                                  ----------------------------------------------
                                  Willie Vercher

                                  /s/  DR. KRISHNAMURTHY SUNDARARAJAN
                                  ----------------------------------------------
                                  Dr. Krishnamurthy Sundararajan